Exhibit 99.1

ITW NEWS RELEASE

_____

ITW Reports Diluted Net Income Per Share of 71 Cents in the 2007 First Quarter; Revenues Increased 14 Percent, Net Income Grew 10 Percent and Diluted Net Income Per Share Was 9 Percent Higher in the Quarter

GLENVIEW, ILLINOIS—(April 18, 2007)—Illinois Tool Works Inc. (NYSE: ITW) today reported 9 percent growth in diluted net income per share in the 2007 first quarter. Diluted net income per share was $0.71 versus $0.65 in the 2006 first quarter. In addition, the Company's first quarter revenues increased 14 percent while net income rose 10 percent.

The increase in first quarter earnings resulted from strong contributions from international end markets tempered by slowing growth or declining activity in a number of North American end markets. As a result, total Company base revenues grew 1.0 percent in the quarter, with international base revenues increasing 8.9 percent and North American base revenues declining 3.5 percent. In addition, acquisitions added 10.7 percent to first quarter revenues. Other income increased $16.5 million in the quarter versus the prior year period largely due to the gain on a sale of a consumer packaging business unit.

For the 2007 first quarter, revenues were $3.759 billion versus $3.297 billion for the year ago period. First quarter operating income improved to $568.6 million from $540.0 million a year ago. Net income was $402.4 million compared to $366.5 million in the prior year period. The Company's operating margin of 15.1 percent was 130 basis points lower than the year earlier period due to significantly higher acquisition activity for both full-year 2006 and during the first quarter of 2007 as well as volume declines in some North American businesses.

The Company's free operating cash flow was $337.5 million in the first quarter. This cash was utilized to acquire nine companies in the first quarter representing $399 million of annualized revenues. In the first quarter, the Company also repurchased $180 million of shares as part of its ongoing, open-ended buyback program.

"While a number of North American end markets continued to be challenging, our strong acquisition activity and expanding international presence were important contributors to our revenue and net income growth in the first quarter," said David B. Speer, chairman and chief executive officer. "We also continued to put our strong free cash flow to good use in the first quarter in what continues to be a solid acquisition environment."

Segment highlights include:

North American Engineered Products first quarter revenues were slightly negative as base revenues declined 6.5 percent and acquisitions added 6.7 percent. Base revenues declined principally as a result of end market weakness in the residential construction and Detroit 3 automotive markets as well as a slowing across the general industrial market. Operating income fell 11.5 percent as base income declined 12.1 percent largely due to weakness in the aforementioned businesses. As a result, operating margins of 14.9 percent were 190 basis points lower than the year ago period.

International Engineered Products first quarter revenues and operating income grew 33.4 percent and 28.6 percent, respectively. Revenues improved as base revenues grew 8.2 percent and acquisitions contributed 17.2 percent. Base revenues benefited from contributions from a wide geographic mix of units serving construction and industrial end markets. Translation also added 8.5 percent to revenue growth. The growth in operating income was due to a base income increase of 13.9 percent, largely associated with the construction and industrial-based businesses. In addition, translation added 9.9 percent to operating income. Operating margins of 11.7 percent were 40 basis points lower than a year ago as a result of the dilutive impact of acquisitions.

North America Specialty Systems first quarter revenues increased 8.7 percent largely due to a 9.9 percent contribution from acquisitions. Base revenues decreased 0.9 percent in the quarter as declines in industrial and consumer packaging, finishing, and marking and decorating units offset contributions from the welding and food equipment businesses. Operating income was up 1 percent primarily as a result of lower impairment expenses and restructuring costs. Base income was essentially flat in the quarter. Operating margins of 18.3 percent were 140 basis points lower than the year earlier period mainly due to the dilutive impact of acquisitions.

International Specialty Systems first quarter revenues and operating income grew 27.2 percent and 35.9 percent, respectively. Revenues improved as base revenues increased 9.5 percent and acquisitions contributed 10.8 percent. Base revenues benefited from strong performances from the industrial and consumer packaging, food equipment, welding and finishing units. Translation also added 7.9 percent to revenues. The significant growth in operating income was largely due to a 32.7 percent contribution from base income from the above-mentioned businesses. Operating margins of 12.0 percent were 80 basis points higher than the year ago period due to the strong base business performance, partially offset by the dilutive impact of acquisitions.

Looking ahead, the Company is forecasting a 2007 second quarter diluted earnings per share range of $0.86 to $0.90 and a full-year range of $3.27 to $3.39. Total Company base revenues are expected to grow in a range of 0.4 percent to 2.4 percent in the second quarter and 1.8 percent to 3.8 percent for the full year. If the Company achieves the midpoints of these forecasted ranges, the diluted earnings per share growth would be 9 percent in the second quarter and 11 percent for the full year.

This Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitations, statements regarding end market conditions, base revenue growth, earnings growth, operating income, tax rates, restructuring costs, investment income, use of free cash and the Company's related forecasts. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-K for 2006.

ITW is a $14.1 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 750 business units in 49 countries and employs some 55,000 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC.

(In thousands except per share data)

		Three Months Ended March 31,		
STATEMENT OF INCOME		**2007**		**2006**
Operating Revenues	$	3,759,041	$	3,297,036
Cost of revenues		2,449,029		2,119,674
Selling, administrative, and R&D expenses		701,185		601,421
Amortization and impairment of goodwill & other intangibles		40,179		35,973
Operating Income		568,648		539,968
Interest expense		(24,402)		(18,897)
Other income		26,589		10,159
Income From Continuing Operations Before Income Taxes		570,835		531,230
Income taxes		168,400		164,700
Net Income	$	402,435	$	366,530
Net Income Per Share:				
Basic	$	0.72	$	0.65
Diluted	$	0.71	$	0.65
Shares outstanding during the period:				
Average		559,001		563,874
Average assuming dilution		563,280		567,689

		Three Months Ended March 31,		
ESTIMATED FREE OPERATING CASH FLOW		**2007**		**2006**
Net cash provided by operating activities	$	422,819	$	391,385
Less: Additions to PP&E		(85,291)		(68,319)
Free operating cash flow	$	337,528	$	323,066

ILLINOIS TOOL WORKS INC.

(In thousands)

STATEMENT OF FINANCIAL POSITION		March 31, 2007		December 31, 2006
ASSETS				
Cash & equivalents	$	574,575	$	590,207
Trade receivables		2,681,515		2,471,273
Inventories		1,601,705		1,482,508
Deferred income taxes		202,508		196,860
Prepaids and other current assets		444,160		465,557
Total current assets		5,504,463		5,206,405
Net plant & equipment		2,070,509		2,053,457
Investments		552,206		595,083
Goodwill		4,103,324		4,025,053
Intangible assets		1,180,230		1,113,634
Deferred income taxes		173,395		116,245
Other assets		789,480		770,562
	$	14,373,607	$	13,880,439
LIABILITIES and STOCKHOLDERS' EQUITY				
Short-term debt	$	577,141	$	462,721
Accounts payable		801,146		707,656
Accrued expenses		1,122,986		1,187,526
Cash dividends payable		116,911		117,337
Income taxes payable		138,450		161,344
Total current liabilities		2,756,634		2,636,584
Long-term debt		956,290		955,610
Deferred income taxes		292,616		259,159
Other liabilities		1,211,302		1,011,578
Total non-current liabilities		2,460,208		2,226,347
Common stock		5,604		6,309
Additional paid-in capital		68,539		1,378,587
Income reinvested in the business		8,828,246		10,406,511
Common stock held in treasury		(179,873)		(3,220,538)
Accumulated other comprehensive income		434,249		446,639
Total stockholders' equity		9,156,765		9,017,508
	$	14,373,607	$	13,880,439